

January 13, 2014

<u>Via U.S. Mail</u>
Mr. James McKinney, Acting Chief Executive Officer
Vital Products, Inc.
2404 Via Mariposa West, 1-A
Laguna Beach, CA 92637

      Re: **Vital Products, Inc.**
               Form 8-K
               Filed December 11, 2013
               File No. 333-127915

Dear Mr. McKinney:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mindy Hooker

               Mindy Hooker
               Accountant